Exhibit 99.1

www.acimmune.com © 2018 AC Immune. Not to be used or reproduced without permission. Targeting neurodegenerative diseases with novel therapeutics and diagnostics CTAD late breaking session l O ctober, 2018

© 2018 AC Immune. Not to be used or reproduced without permission. CTAD | October 2018 2 This presentation may contain statements that constitute “forward - looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward - looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward - looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts ,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward - looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information — Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20 - F and other filings with the Securities and Exchange Commission. Forward - looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward - looking statements are qualified in their entirety by this cautionary statement. Disclaimer

© 2018 AC Immune. Not to be used or reproduced without permission. CTAD | October 2018 3 IDENTIFICATION AND CHARACTERISATION OF SMALL MOLECULE CLINICAL CANDIDATES TARGETING INTRACELLULAR TAU PATHOLOGY Dr. S. Poli Head of Translational Science October 27 th , 2018

© 2018 AC Immune. Not to be used or reproduced without permission. CTAD | October 2018 4 ▪ Tau pathology correlates well with disease severity AD patients brain Pet Imaging: Excellent inverse correlation of Pet signal and MME score AD patients brain histology: Inverse correlation of NFT with MMSE score Nelson et al. J. Neruopatho Exp Neurol. 2012 Ref: Okamura et al, Brain 2014 Rationale for targeting Tau Aggregated Tau is inversely correlated with reduced MMSE score

© 2018 AC Immune. Not to be used or reproduced without permission. CTAD | October 2018 5 ▪ Conformation - specific, non - peptidic , small molecules with drug like properties ▪ Protein propagation inhibitors ( Kroth et al . , 2012 ) ▪ Validated for selective binding to Abeta , Tau and alpha - Synuclein through in vitro efficacy ▪ Robust library of around 3000 compounds with desirable properties including brain penetration ▪ Around 1000 compounds screened so far for the Tau SME program ▪ Combination of library and medicinal chemistry program led to the discovery of ACI - 3024 Morphomer platform: Discovery of ACI - 3024 Generation of conformation – specific small molecules

© 2018 AC Immune. Not to be used or reproduced without permission. CTAD | October 2018 6 ▪ Morphomer binding induced conformational changes in Tau aggregates ▪ Most of the conformational changes in Tau are located between amino acids 231 - 281 Limited proteolysis in absence (A) o r presence (B) of Morphomer Relative abundance of peptides generated by limited digestion of B/A Mechanism of action of Morphomers Change of conformation of aggregated Tau Ref.: AC Immune unpublished data K/R K/R K/R K/R K/R digestion with trypsin LCMS/MS: determination of pepti - des sequence and quantification K/R K/R K/R K/R a ll sites are digested protein sequence reconstitution K: lysine / R: arginine More protected regions have B/A < 0.5 Grey box indicates non significant ratio of peptides abundance More accessible regions have B/A > 1.5 231 441 Tau R egion containing potential binding site 0.0 0.5 1.0 1.5 2.0 2.5 281 1

© 2018 AC Immune. Not to be used or reproduced without permission. CTAD | October 2018 7 Summary of in vitro results ACI - 3024 - L ead characterization Tau aggregation inhibition ▪ Potent reduction of Tau aggregation ▪ Effect independent of Tau and FTDP - 17 isoform mutants Target engagement ▪ Selective binding to aggregated Tau (25.1 nM ) ▪ No binding to monomeric forms of Tau ▪ Selective binding to AD brain - derived pathological Tau (Ki 11.7 nM ) Cross - reactivity to Abeta and α - Synuclein ▪ No binding to Abeta from AD human brain ▪ No binding to Alpha - synuclein from human brain ▪ No binding to healthy control tissue

ACI-3024 – *In vitro* Pharmacology

Dose-dependent reduction of intracellular pathological Tau

Intracellular Tau misfolding in *in vitro* differentiated neuroblastoma cells expressing Tau P301L

Bright field **Misfolded Tau** (MC-1)

Undifferentiated cells

Retinoic acid differentiated cells



Dose-dependent reduction of misfolded Tau



% Reduction of MC1 area
80
60
40
20
0
62 nM
16 nM
4 nM
ACI-3024 (nM)

Mean + SEM

Ref.: AC Immune unpublished data

- ***In vitro* treatment with ACI-3024 led to a dose-dependent decrease of misfolded Tau at low nM concentrations**

CTAD | October 2018
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AC Immune

ACI-3024 - Target engagement and functional selectivity

High resolution autoradiography on human AD brain sections



[3H]-ACI-3024
[3H]-ACI-3024
Cold ACI-3024

Ex vivo disaggregation on Tau NFT on human AD brain sections



% of ThS Area fraction decrease vs DMSO
30
20
10
0
-10
NFTs
Plaques
ACI-3024

- ACI-3024 specifically binds Tau NFTs and is able to disaggregate Tau NFTs from human AD brain sections even in presence of amyloid plaques.

CTAD | October 2018
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ACI-3024 - *In vivo* Evaluation in rTg4510 mice

Treatment study in aged transgenic mice

Mice	▪ rTg4510 tauopathy model expresses repressible (Tet promotor Tau on/off) human 4R0N Tau carrying the P301L mutation (SantaCruz, 2005)
Treatment	▪ Oral administration for 1 month starting at 5 months of age ▪ ACI-3024 30mg/kg bi-daily ▪ Dose and dosing regimen selected based on the assumption that efficacy is driven by 24 h CSF concentrations above target EC_{50}
Read-out	▪ Biochemistry: total, aggregated, and hyperphosphorylated brain Tau and CSF Tau ▪ Immuno-histochemistry: misfolded Tau ▪ Neuroinflammation: microglial analysis

CTAD | October 2018
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© 2018 AC Immune. Not to be used or reproduced without permission. CTAD | October 2018 11 ▪ Treatment with ACI - 3024 significantly reduced aggregated and insoluble pS202/pT205 hyper - phoshorylated Tau in cortical homogenates. The decrease was proportional to the plasma exposure to ACI - 3024 Aggregated Tau 2 normalized to total Tau 1 Mean + SEM 1 - way ANOVA *** p< 0.001; * p< 0.05 Biochemistry: Analysis of pathological Tau in Tau ON/OFF rTg4510 mice 1 HT7xTau13; 2 HT7xHT7; 3 AT8xHT7 Insoluble hyper - phosphorylated Tau 3 normalized to total Tau 1 Plasma concentration A T 8 T a u i n s a r k o s y l i n s o l u b l e f r a c t i o n ( A l p h a L I S A ) 0 1000 2000 3000 0 10 20 30 40 r -0.5451 P (two-tailed) 0.0106 p=0.01 r= - 0.54 Correlation between hyper - phosphorylated Tau in brain and ACI - 3024 plasma exposure Treatment study results Assessment of compound efficacy in an aggressive Tauopathy model Ref.: AC Immune unpublished data T g 4 5 1 0 v e h i c l e A C I - 3 0 2 4 ( 2 x 3 0 m g / k g ) 0 10 20 30 40 50 I n s o l u b l e A T 8 T a u / T o t a l T a u * 0 5 10 15 20 Aggregated Tau/Total Tau 0 10 20 30 50 40 Insoluble AT8 Tau/Total Tau 0 10 20 30 40 AT8 Tau in sarkosyl insoluble fraction ( AlphaLISA ) Plasma concentration 1000 2000 3000 0

© 2018 AC Immune. Not to be used or reproduced without permission. CTAD | October 2018 12 Immunohistochemistry: Analysis of misfolded Tau (MC1) in rTg4510 brain section MC1 in brain sections ▪ Treatment with ACI - 3024 significantly reduced misfolded Tau. ▪ The decrease was proportional to the plasma exposure to ACI - 3024 ACI - 3024 tTA Vehicle Representative staining (MC1 in red , DAPI: blue ) 50 µm 50 µm Ref.: AC Immune unpublished data 50 µm 50 µm p=0.03 r= - 0.53 ACI-3024 exposure MC1 IR Plasma concentration M C 1 ( % I R a r e a ) 1000 2000 3000 -0.01 0.00 0.01 0.02 0.03 0.04 r -0.5257 P (two-tailed) 0.0302 Mean + SEM 1 - way ANOVA *** p< 0.001 * p< 0.05 Treatment study results Assessment of ACI - 3024 treatment effects on misfolded Tau MC1 area fraction 0.00 0.01 0.02 0.03 0.04 - 0.01 0.00 0.01 0.02 0.03 MC1 (% IR area) Plasma concentration 1000 2000 3000 0.04

© 2018 AC Immune. Not to be used or reproduced without permission. CTAD | October 2018 13 ▪ In rTg4510 mice, treatment with ACI - 3024 reduced microgliosis . T his was likely due to a detoxification of Tau aggregates that consequently decreases pathological Tau induced - microglial activation Total Microglia in frontal cortex Mean + SEM 1 - way ANOVA CD68+ microglia cells C1q release from microglia cells In vivo treatment study Human AD - brain derived Tau activation of rat primary microglial cells ACI - 3024 - Effect on neuro - inflammation Assessment of compound efficacy on pathological Tau - induced neuro - inflammation Ref.: AC Immune unpublished data A D - b r a i n P H F P H F + A C I - 3 0 2 4 5 µ M M o n o m e r i c T a u M o n o m e r i c T a u + A C I - 3 0 2 4 5 µ M 0.00 0.05 0.10 0.15 0.20 0.25 C 1 q - O D 4 5 0 n m * A D - b r a i n P H F P H F + 3 0 2 4 2 . 5 µ M P H F + 3 0 2 4 5 µ M M o n o m e r i c T a u 0.00 0.02 0.04 0.06 C D 6 8 / I b a 1 ( % c o n f l u e n c e ) *** **** t T a - v e h i c l e V e h i c l e A C I - 3 0 2 4 2 x 3 0 m g / k g 0 2 4 6 8 10 I b a 1 I R a r e a ( % ) * 0 2 4 6 10 Iba1 IR area (%) 8 0.00 0.02 0.04 0.06 CD68/lba1 (%confluence) 0.00 0.05 0.10 0.15 0.25 C1q – OD450nm 0.20

© 2018 AC Immune. Not to be used or reproduced without permission. CTAD | October 2018 14 ▪ The significant inverse correlation between CSF Tau and ACI - 3024 exposure in plasma might indicate an increase of Tau clearance from the brain ▪ CSF Tau concentrations will be explored as a biomarker for efficacy P = 0.01 r= - 0.56 Correlation between total Tau in CSF and ACI - 3024 plasma exposure ACI-3024 exposure CSF Tau Plasma concentration T a u i n C S F ( A . U ) 0 1000 2000 3000 0 50000 100000 150000 200000 r -0.5629 P (two-tailed) 0.0121 ACI - 3024 - Correlations between Tau in CSF and plasma exposure in rTg4510 mice Evaluation of a potential biomarker for efficacy Ref.: AC Immune unpublished data Plasma concentration 1000 2000 3000 0 0 50000 100000 150000 200000 Tau in CSF (A.U)

© 2018 AC Immune. Not to be used or reproduced without permission. CTAD | October 2018 15 Nucleus Nucleus Affected cell Healthy cell Recipient cell ▪ Targeting both intracellular seeds and extracellular spreading by combination therapy of Morphomers and immunotherapy enables to fully control Tau pathology progression ▪ High selective Tau imaging diagnostic enables more precise patient characterization and potentially more precise prediction of AD progression Misfolded proteins Normally folded proteins Reverse misfolding Promote disaggregation Inhibit spreading Prevent seeding Morphomer target Immunotherapy target Nucleus AC Immune’s targets in spreading hypothesis of misfolded tau in neuro - degenerative diseases AC Immune’s therapies intervene at key points in the disease pathway

ACI-3024 – Summary of Preclinical evaluation

GLP-toxicology package for CTA submission for FiH studies

In vitro **on- and off-target activity**	• ACI-3024 is active and selective in multiple *in vitro* pharmacology assays • Binding assessed on 138 targets (Cerep Bioprint profile) shows good selectivity
In vivo **studies**	• In an *in vivo* therapeutic study ACI-3024 showed compound related treatment effects by biochemistry and IHC (brain, CSF and microglia)
ADME	• ACI-3024 has good *in vitro* and *in vivo* ADME properties, including low clearance, long half-life and good CNS disposition as assessed by brain and CSF concentrations
In vitro **tox and DDI**	• ACI-3024 has low potential for DDI in vitro (EC_{50} on CYP > 25uM) • It has and no PgP interaction • It is negative in *in vitro* genotoxicity assays (AMES and MNT), and in the *in vivo* MLY
GLP tox in rodents and non rodents	• 4-week toxicology study with 2-week recovery successfully completed • NOAEL established at 300 mg/kg in rodent and 450 mg/kg in non rodent
GLP safety pharmacology	• ICH S7 safety pharmacology battery successfully completed: cardiovascular telemetry study in non rodent; respiratory and Irwin study in rodents
CTA submission	• Preclinical safety evaluation completed and preparation for First in Human studies ongoing

DDI drug-drug interaction; AMES bacterial mutagenesis and carcinogenesis test; MNT micronucleus test in human cell lines; MLY *in vivo* mouse mymphoma

CTAD | October 2018
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AC Immune

© 2018 AC Immune. Not to be used or reproduced without permission. CTAD | October 2018 17 ▪ The Morphomer platform has enabled identification of a new class of low molecular weight compounds, which specifically target misfolded and aggregated Tau 1 2 3 ▪ ACI - 3024 has shown excellent preclinical safety and tolerability profile and is entering clinical development as disease - modifying agent for neurodegenerative diseases characterized by misfolded tau 4 ▪ ACI - 3024 has shown efficacy in pathological and functional read - outs in an aggressive transgenic Tauopathy model, with a strong PKPD correlation ▪ Through a thorough medicinal chemistry program, ACI - 3024 was identified as lead candidate with optimal drug like properties suitable for clinical development ACI - 3024 - Selective Tau aggregation in inhibitors Conclusions

AC Immune



AC Immune team

F. Capotosti
N. Sreenivasachary
A. Lamontanara
E. Gabellieri
P. Rodriguez
Y. Varisco
T. Jürgens

C. Delgado
N. Wehr
K. Piorkowska
E. Vokali
E. Tsika
R. Migliorini
D. Beltramo

H. Kroth
D. Hickman
S. Poli
D. Lowe
A. Muhs
A. Pfeifer

Acknowledgements

EINSTEIN
Albert Einstein College of Medicine

Prof. P. Davies

CTAD | October 2018
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AC Immune